WILLIAM C. ARCHIBALD

TECHNOLOGY AND PRODUCT STRATEGY EXECUTIVE
Product Management / Trend Analysis / Technology Strategy

A leader experienced in start-up, research, developmental and product management forums. Start-up and corporate experience include work with consulting organizations and software organizations in the consumer embedded systems, communication systems, computer graphics, and financial systems spaces. Developmental experience includes semiconductor, real-time event driven, security, enterprise software and financial systems. The originator of and co-author of over two-dozen patent applications worldwide.

- New Product Definition
- "Total" Product Management
- Competitive Strategy
- Strategic Client Development
- Trading Platform Development

- New Market Penetration
- Risk Mitigation
- Cross-functional Team Coordination
- IP Portfolio Development
- Computational Economics

———— EXPERIENCE AND ACCOMPLISHMENTS ————

✓ Developed tools for visually navigating "Invention Space" to assist with the development of Intellectual Property portfolios and strategies. Further developed a patent portfolio assurance and securitization scheme

✓ Co-creator of tools used for determining Intellectual Property overlap; some of which were used in the SCO Unix case

✓ Collaboration with Santa-Fe Complexity Science group to continuously predict leading indicators for commodities trading platform.

✓ Developed an architecture for bottom-up autonomous organization and management of heterogeneous devices-on-the-Internet.

✓ Developed a process to automate the translation of mRNA expression time-series data into metabolic pathway network descriptions

✓ Lead teams that collaboratively defined several cross-financial institution and Internet Standards proposals. Among these were the Financial Services Technology Consortium (FSTC) Bank Payment Service (BIPS) specification, the W3C XML Digital Signature Specification, and the Secure Electronics Transactions (SET) specification.

✓ Founder and CTO of GlobeSet, which raised over $90M in equity financing, and developed payment systems that lead to significant impact upon Visa's, MasterCard's and American Express' global payment technology strategies. GlobeSet installed systems at over five-dozen financial institutions in over 20 countries.

✓ Drove fundamental design innovations in fuzzy logic, adaptive systems, computer graphics, and automated software generation, in hardware and software – leading to the filing of over two dozen patents worldwide

———— SELECTED PROFESSIONAL EXPERIENCE ————

…Continued…

CPO, August 2020 – Present
Atense, Inc. – Plano, Texas

Managing Partner, January 2006 – Present
Transaction360, LLC – Austin, Texas

Define strategy for and develop, execute, and manage go-to-market plan generating revenue and customer traction necessary to raise significant equity capital. Communicate with client customers, management, internal departments, and vendors to coordinate overall plan implementation. Audit, define and implement Intellectual Property (IP) strategy and on-going maintenance processes. Play integral role in product development support activities.

Selected Contributions:

✓ Currently creating a high-volatility trading platform for a client in Dallas, funded by a party in Dubai

✓ Supplemented client's sales efforts to close largest partner sale in company's 8 years history.

✓ Increased client's existing product revenue from $500K/year to $2.5M/year within 45 days by spearheading tactical business development mission.

✓ Completed new product value chain of nearly bankrupt client, leading to an acquisition offer to client in excess of $50M.

Chief Knowledge Officer, 2005 – 2006
Realm Systems, Inc. – Salt Lake City, Utah

Managed Intellectual Property portfolio, and product management around all product security functions.

Selected Contributions:

✓ Filed patent applications with over 50 objects of invention, and thousands of claims in under 12 months..

✓ Managed security features and implementation to satisfy requirements of the CIA as a customer

Chief Technology Officer, 2003 – 2005
NovusEdge, Inc. – Austin, Texas

Helped CEO resurrect a failed company; redefined the core technology, the vision and product roadmap, and built development group.

Selected Contribution:

✓ Transitioned eight years of legacy product features to completely new architecture in months.

✓ Convinced the Series-A investors that there was value in the struggling concept.

Founder and Chief Technology Officer, 1994 – 2001
GlobeSet, Inc. – Austin, Texas

Selected Contribution:

✓ With CEO raised $100M from American Express, Tandem Computers, Chase and Citibank

✓ Continuous tour of customers and prospects in nearly 3 dozen countries

Systems Engineer, 1989 – 1994
Motorola, Inc. – Tokyo, Japan; Austin, Texas

--- **EDUCATION & CREDENTIALS** ---

Bachelor of Science Degree, Electrical Engineering, 1989 • Rose-Hulman Institute of Technology